UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 3)*
CDC Corporation

(Name of Issuer)
Class A Common Shares

(Title of Class of Securities)
G2022L106

(CUSIP Number)
c/o CDC Corporation
11/F., ING Tower,
308 Des Voeux Road Central
Hong Kong
Attn: Company Secretary
(852) 2893-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 25, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). N/A Asia Pacific Online Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		14,892,672*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,892,672*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,892,672 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.05%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Such amount includes options to purchase 2,905,419 Class A Common Shares of CDC Corporation, $0.00025 par value per share (the “Common Shares”) that are vested or will vest within 60 days of February 25, 2010. Such amount also includes options to purchase 600,000 Common Shares that vested upon the listing of American Depositary Receipts relating to shares of the Company’s subsidiary, CDC Software Corporation, on the NASDAQ Global Market (the “SW IPO Milestone”). The SW IPO Milestone is included as Event 1 on Schedule 3 to that certain Amended and Restated Executive Services Agreement (the “Executive Agreement”) by and between CDC Corporation Limited and Asia Pacific Online Limited (“APOL”), which became effective on December 19, 2008 and was subsequently amended in March 2009.
** Such percentage is based upon an aggregate of 106,000,395 Class A Common Shares outstanding as of September 30, 2009 , as reported by CDC Corporation.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). N/A Nicola Chu Ming Nga

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	7	SOLE VOTING POWER

NUMBER OF		4,988,998*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,988,998*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,988,998*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.71%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*  Nicola Chu Ming Nga has entered into the following Rule 10b5-1 Trading Plans:

(1)	Trading plan between Nicola Chu Ming Nga and JMP Securities dated May 15, 2009 to acquire up to 180,000 Class A Common Shares.

(2)	Trading plan between Nicola Chu Ming Nga and GunnAllen Financial dated September 4, 2009 to acquire up to 180,000 Class A Common Shares.

**	Such percentage is based upon an aggregate of 106,000,395 Class A Common Shares outstanding as of September 30, 2009, as reported by CDC Corporation.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest In Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be filed as Exhibits
EXHIBIT INDEX
Signature
EX-1
EX-2
EX-3
EX-4
EX-5

Item 1. Security and Issuer
This constitutes Amendment No. 3 to the Statement on Schedule 13D, dated December 19, 2003, relating to the Class A Common Shares, par value $0.00025 per share, (the “Class A Common Shares”) of CDC Corporation, a company organized under the laws of the Cayman Islands (“CDC”), with its principal executive offices located at 11/F, ING Tower, 308 Des Voeux Road Central, Hong Kong.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed by each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):
a.	Asia Pacific Online Limited (“APOL”), a company organized under the laws of the Cayman Islands, owned by Ms. Nicola Chu Ming Nga, and a trust established for the benefit of Ms. Chu and Mr. Yip’s children.

b.	Ms. Nicola Chu Ming Nga (“Ms. Chu”), the spouse of Mr. Yip who is the chief executive officer of CDC.
(b)	The business address for each Reporting Person is as follows:
a.	For APOL:	Scotia Centre, 4/F P.O. Box 2804 George Town Grand Cayman, Cayman Islands

b.	For Ms. Chu:	c/o CDC Corporation 11/F., ING Tower, 308 Des Voeux Road Central Hong Kong.
(c)	Present Principal Occupation or Employment:
a.	For APOL: Not applicable

b.	For Ms. Chu: Investor
(d)	Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/she/it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:
a.	For APOL: organized under the laws of the Cayman Islands

b.	For Ms. Chu: Hong Kong
Item 3. Source and Amount of Funds or Other Consideration
For Ms. Chu: Ms. Chu has entered into the following Rule 10b5-1 Trading Plan for the acquisition of Class A Common Shares, which is currently effective:
(a)	Trading Plan between Nicola Chu Ming Nga and JMP Securities dated May 15, 2009 to acquire up to 180,000 Class A Common Shares.

(b)	Trading plan between Nicola Chu Ming Nga and GunnAllen Financial dated September 4, 2009 to acquire up to 180,000 Class A Common Shares.

The source of funds to be used in connection with making purchases under the trading plans listed above will be the personal funds of Ms. Chu.
Item 4. Purpose of Transaction
Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of CDC, or any of its subsidiaries; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving CDC and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of CDC or any of its subsidiaries; (d) any change in the present board of directors or management of CDC, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of CDC; (f) any other material change in CDC’s business or corporate structure; (g) changes in CDC’s memorandum and articles, of association or instruments corresponding thereto or other actions which may impede the acquisition of control of CDC by any person; (h) causing a class of securities of CDC to cease to be authorized to be quoted in from the Nasdaq National Market; (i) a class of equity securities of CDC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.
For APOL: An Amended and Restated Executive Services Agreement (the “Services Agreement”) by and between CDCCL and APOL became effective on December 19, 2008 and was subsequently amended in March 2009. Under the Services Agreement, Mr. Yip is to provide services as CDC’s Chief Executive Officer, as well as serve as Chief Executive Officer of each of CDC Corporation, CDC Games Corporation and China.com. Pursuant to the Services Agreement, options to purchase Common Shares were granted to APOL. Such options may vest upon the achievement of certain milestones, as set forth therein.
For Ms. Chu: Ms. Chu has entered into the following Rule 10b5-1 Trading Plan for the acquisition of Class A Common Shares, which is currently effective:
(a)	Trading Plan between Nicola Chu Ming Nga and JMP Securities dated May 15, 2009 to acquire up to 180,000 Class A Common Shares.
(b)	Trading plan between Nicola Chu Ming Nga and GunnAllen Financial dated September 4, 2009 to acquire up to 180,000 Class A Common Shares.
Item 5. Interest In Securities of the Issuer
(a)	For APOL: APOL is the direct beneficial owner of 11,987,253 Class A Common Shares and holds options to acquire 2,905,419 Class A Common Shares which it has the right to acquire within 60 days. Together, this represents 14.05% of the outstanding Class A Common Shares.

For Ms. Chu: Ms. Chu is the direct beneficial owner of 4,988,998 Class A Common Shares. This represents 4.71% of the outstanding Class A Common Shares.

(b)	For APOL: APOL has the sole power to vote and dispose of the options and Class A Common Shares described in Item 5(a). Decisions with respect to the voting and disposal of such options and Class A Common Shares are made by the directors of APOL who are Ms. Chu, Nicola Investment Holdings Limited, which is controlled by Ms. Chu, and U.S.-Asian Investment Corporation, a trust operated by HSBC International Trustee Limited for the benefit of Ms. Chu and Mr. Yip’s children.

For Ms. Chu: Ms. Chu has the sole power to vote and dispose of the Class A Common Shares described in Item 5(a).

(c)	Other than as described below, no transactions in the Class A Common Shares were effected during the past 60 days by any Reporting Person.
For APOL: Options to purchase 600,000 Common Shares vested upon the listing of American Depositary Receipts relating to shares of the Company’s subsidiary, CDC Software Corporation, on the NASDAQ Global Market (the “SW IPO Milestone”). The SW IPO Milestone is included as Event 1 on Schedule 3 to that certain Amended and Restated Executive Services Agreement (the “Agreement”) by and between CDC Corporation Limited and Asia Pacific Online Limited (“APOL”), which became effective on December 19, 2008 and was subsequently amended in March 2009.

For Ms. Chu: Ms. Chu has entered into the following Rule 10b5-1 Trading Plan for the acquisition of Class A Common Shares:
(a)	Trading Plan between Ms. Chu and JMP Securities dated May 15, 2009 to acquire up to 180,000 Class A Common Shares.

Since May 18, 2009, Ms. Chu has acquired a total of 10,000 Class A Common Shares pursuant to such trading plan on the dates and at the prices indicated below.

Date	Shares	Price
May 18, 2009	10,000 shares	$1.31
(b)	Trading plan between Nicola Chu Ming Nga and GunnAllen Financial dated September 4, 2009 to acquire up to 180,000 Class A Common Shares.

Since August 29, 2009, Ms. Chu has acquired a total of 100,000 Class A Common Shares pursuant to such trading plan on the dates and at the prices indicated below.

Date	Shares	Price
August 29, 2009	50,000 shares	$2.5798
August 31, 2009	10,000 shares	$2.3714
September 1, 2009	10,000 shares	$2.2765
October 28, 2009	10,000 shares	$2.2815
October 29, 2009	10,000 shares	$2.2165
October 30, 2009	10,000 shares	$2.2820
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of Class A Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for the agreements described under Item 4 above which are filed as exhibits to this Amendment No. 3, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of CDC.
The Services Agreement provides that, as long as APOL holds at least 5% of CDC Corporation’s Class A Common Shares, and so long as Mr. Yip or together with one of his family beneficially own more than 50% of APOL, APOL will be entitled to nominate one director to CDC Corporation’s board, subject to the shareholders electing such nominee as a director at the next general meeting of shareholders.

Item 7. Material to be filed as Exhibits
EXHIBIT INDEX

Exhibit No.	Description
1.	Joint Filing Agreement dated February 25, 2010, by and between each of the Reporting Persons.

2.	Trading Plan between Nicola Chu Ming Nga and JMP Securities dated May 15, 2009 to acquire up to 180,000 Class A Common Shares.

3.	Trading plan between Nicola Chu Ming Nga and GunnAllen Financial dated September 4, 2009 to acquire up to 180,000 Class A Common Shares.

4.	Amended and Restated Executive Services Agreement by and between Asia Pacific Online Limited and CDC Corporation Limited dated as of December 19, 2008.

5.	First Amendment to Amended and Restated Executive Services Agreement.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2010	ASIA PACIFIC ONLINE LIMITED
	By:	/s/ Nicola Chu Ming Nga
		Name:	Nicola Chu Ming Nga
		Title:	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2010	/s/ Nicola Chu Ming Nga Nicola Chu Ming Nga